UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
20/20 GeneSystems, Inc.

Describe the Nature of the Amendment:
Correct nonmaterial typographical errors in the Company Summary, the Subscription Agreement and the Certificate of Designation of Series A-2 Preferred Stock, and make a nonmaterial clarification to Section 7.3 of the Certificate of Designation of Series A-2 Preferred Stock.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 28, 2000

Physical address of issuer
9430 Key West Ave., Rockville, MD 20850

Website of issuer
www.2020gene.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series A-2 Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series A-2 Preferred Stock sold by the issuer in in the offering.

Type of security offered
Shares of Series A-2 Preferred Stock

Target number of Securities to be offered
23,006

Price (or method for determining price)
$3.26

Target offering amount
$74,999.56

Oversubscriptions accepted:
☒   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☒   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,346,314.00	$1,591,981.00
Cash & Cash Equivalents	$982,225.00	$1,097,894.00
Accounts Receivable	$44,217.00	$135,693.00
Short-term Debt	$0.00	$186,731.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$427,001.00	$908,102.00[1]
Cost of Goods Sold	$256,221.00	$344,807.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,228,052.00	-$1,871,372.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] Approximately half of this revenue was from a government (NIH) research contract that was completed in 2015.

October 30, 2017

FORM C

20/20 GeneSystems, Inc.



EXPLANATORY NOTE

20/20 GeneSystems, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 13, 2017 (the "Form C").

This Amendment is filed to make (i) non-material corrections of typographical errors in the Company Summary (Exhibit C), the Subscription Agreement (Exhibit D) and the Certificate of Designation of Series A-2 Preferred Stock (Exhibit E) that were filed with the Form C, so that the price per share, the minimum number of shares offered, the maximum number of shares offered, and the minimum offering amount in such exhibits are consistent with the terms of the offering as reflected in the Form C, and (ii) a non-material clarification to Section 7.3 of the Certificate of Designation. The corrected versions of Exhibits C, D and E are attached hereto.

Except for the foregoing, no other changes are made to the Form C or the exhibits thereto. The information in the Form C, as amended by this Amendment, continues to be as of October 13, 2017 and does not reflect events occurring after October 13, 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/ Jonathan Cohen
_____
(Signature)

Jonathan Cohen
_____
(Name)

President and Chief Executive Officer
_____
(Title)

October 30, 2017
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Marc Gordon
_____
(Signature)

Marc Gordon, CPA
_____
(Name)

Controller
_____
(Title)

October 30, 2017
_____
(Date)

/s/ John Compton
_____
(Signature)

John G. Compton, Ph.D.
_____
(Name)

Chairman of the Board
_____
(Title)

October 30, 2017
_____
(Date)

/s/ He Shen

(Signature)

He Shen

(Name)

Director

(Title)

October 30, 2017

(Date)

/s Michael Ross

(Signature)

Michael A. Ross

(Name)

Director

(Title)

October 30, 2017

(Date)

/s/ Richard Cohen

(Signature)

Richard Cohen

(Name)

Director

(Title)

October 30, 2017

(Date)

(Signature)

Jayson Lee

(Name)

Director

(Title)

(Date)

_____

(Signature)

Christopher Apfel
_____

(Name)

Director
_____

(Title)

_____

(Date)

EXHIBITS

EXHIBIT C   Company Summary
EXHIBIT D   Subscription Agreement
EXHIBIT E   Certificate of Designation of Series A-2 Preferred Stock

EXHIBIT C
Company Summary



Company: 20/20 GeneSystems

Market: Cancer Diagnostics

Product: Develops and commercializes diagnostic tests for the early detection of cancer

Company Highlights

20/20 GeneSystems' mission is to reduce cancer deaths in the U.S. and around the world through early detection. Early detection of cancer can greatly improve the chances for successful treatment.[i] To detect cancers early, 20/20 GeneSystems (20/20) has developed patented blood test algorithms that combine protein biomarker levels with various patient-specific information such as their age, sex, smoking history, etc. These algorithms are boosted by state-of-the-art machine learning, a form of artificial intelligence.

20/20 is now bringing biomarker detection technologies to the U.S. that are currently used to screen individuals for cancer in countries like Japan, Korea, China, Taiwan, India, Brazil, and Russia. Recent studies suggest that these core technologies can detect several deadly tumors, many in their earlier stages, without too many false alarms.[ii] To build upon and improve the accuracies of these core technologies, 20/20 uses big data methods and machine learning algorithms while keeping these tests affordable and convenient to all who want them.

Individuals identified to be at increased risk for having one or more early-stage cancers are given recommendations for follow-up testing – often an X-ray or ultrasound – so that the cancer can be pinpointed, biopsied, and treated through surgery. 20/20 has used this approach with its current lung cancer blood test and plans to introduce a multi-cancer test that requires only one tube of blood.

- Has introduced blood tests that incorporate machine learning algorithms in the U.S. and China to aid in the early detection of lung cancer
- Has tested over 3,500 individuals with its PAULA's test for the early detection of lung cancer
- Clinical testing laboratory licensed by federal and state authorities (Clinical Laboratory Improvement Amendments)
- Expects to introduce the first multi-cancer screening blood test that is boosted by machine learning for enhanced accuracy in Q2 2018
- Assembled a bi-disciplinary technology team with expertise in cancer biomarkers and machine learning analytics
- Patented BioCheck kits for screening suspicious powder used by hundreds of emergency responder organizations worldwide
- Has 15 issued patents with numerous patent applications pending worldwide, and the CEO is a registered patent attorney
- Received a $2 million equity investment from Ping An Ventures, the venture capital division of China's largest health insurer by market value, now a strategic partner of 20/20 in China[iii]
- Raised over $2 million from investors associated with the Keiretsu Forum, a global investment community of accredited private equity angel investors, venture capitalists, and corporate/institutional investors
- Awarded more than $4 million in government grants and contracts from the National Institutes of Health (NIH) in support of cancer diagnostic technologies

**All investments in this Offering are in exchange for stock (equity). Perks are intended as a gift from the Company to its new shareholders rather than as a condition of making the investment. The perks above are inclusive of lower dollar amount perks, except where otherwise noted. Test vouchers include laboratory testing services, test reagents, and algorithm/analytics. Excluded are physician examinations and phlebotomy (blood draw) services (if needed) and expedited refrigerated shipping of blood samples (if needed). Unforeseen logistical, technological, scientific, regulatory, financial, supply chain, commercial, or legal impediments could delay indefinitely the ability of the Company to provide any test.*

***Multi-cancer test (www.OneTestforCancer.com) is expected to be available in the U.S. in the first half of 2018 and will be intended for individuals age 45+ without symptoms of cancer.*

****PAULA's Test for Lung Cancer (www.BloodTestforLungCancer.com) is currently available in the U.S. only (pending in Japan). Intended for individuals over age 50 who have a smoking history equivalent to at least one pack per day for 20 or more years.*

$600: One transferable multi-cancer** or lung cancer test***

$1,000: Two transferable multi-cancer or lung cancer tests

$2,500: Six transferable multi-cancer or lung cancer tests

$7,500: Twenty transferable multi-cancer or lung cancer tests

$18,000: Lifetime of annual cancer screenings for one individual

$25,000: Lifetime of annual cancer screenings for spousal pair

COMPANY SUMMARY

Opportunity

According to the American Cancer Society®, an estimated 1.6 million new cases of cancer will be diagnosed in the United States in 2017.[iv] However, the number of people living beyond a cancer diagnosis reached nearly 14.5 million in 2014 and is expected to rise to almost 19 million by 2024.[v] This is due in part to a rise in early detection – thanks to both education to increase awareness and diagnostic screening – which greatly improves the chances for successful treatment.[vi]

For more than 30 years in the U.S., screening has been widely utilized for only four major cancer types: breast, colon, prostate, and cervical cancer. No new tests for cancers other than those four have gained widespread adoption in the U.S. since the early 1980s.[vii] In contrast, in many other counties, especially those in East Asia, biomarker blood tests are widely used for screening 10 or more cancer types,[viii] including those of the lung, liver, and pancreas, each of which are deadly unless detected at an early stage.[ix] While these biomarker tests are far from perfect, they have been documented to detect many types of cancer including 75% to 90% of lung, liver, and pancreatic cancers.[x] 20/20 and its collaborators have demonstrated that these detection rates can be significantly improved through analytical techniques that combine individual patient characteristics – such as their age, sex, smoking history, etc. – together with the biomarker levels. 20/20's proprietary big data and machine learning methods are expected to result in continuing year-over-year test improvements as more data is introduced into the algorithms.

Product

Each of 20/20's cancer detection products combine the following four core elements: (i) a panel of three to eight protein biomarkers, (ii) individual patient characteristics and health history (age, sex, smoking history, risk factors, and medical imaging results, etc.), (iii) data from hundreds to thousands of patients previously tested, and (iv) machine learning and artificial intelligence-based analytics.


Tumor Biomarkers:
CEA
CA 125
CYFRA 21-1
NSE
SCC
ProGRP
Clinical Parameters
Age
Gender
Smoking history
Disease history
Cough/Symptoms
Lung disease
Etc. Etc. ...
Deep Learning Neural Networks
Recommended Follow-up Tests

By leveraging its proprietary software and biomarker algorithms, combined with a patient's health information, 20/20 increases the accuracy of cancer tests without requiring new equipment or physician practices. All of 20/20's products utilize machine learning algorithms, which means the accuracy of the test (sensitivity, specificity, Area Under the Curve) is predicted to improve as more data is obtained both from archival sources and actual use of the tests in real-world clinical practice.

- **Blood test for lung cancer (U.S.):** 20/20's blood test for early lung cancer detection using a machine learning algorithm is called PAULA's (Protein Assays Using Lung cancer Analytes) Test+. The algorithm analyzes biomarkers (also known as tumor antigens) associated with non-small cell lung cancer. PAULA's Test+ is designed for patients who are at high risk for lung cancer due to long-term smoking. After a blood sample is drawn, the sample is sent to Genesys Biolabs (a division of 20/20 GeneSystems) for 20/20's proprietary biomarker test, which analyzes four proteins in the blood associated with lung cancer. Then, the physician is given a single numeric score indicative of the patient's risk of having lung cancer relative to other patients with similar age and smoking history. Patients with a high likelihood for lung cancer will then most likely be recommended by their physician to get a low-dose CT scan. See www.BloodTestforLungCancer.com.


PAULA's Test+
www.BloodTestforLungCancer.com
Asymptomatic smoker or non-smoker
Algorithms combine biomarkers and clinical factors and calculate likelihood of EARLY, SURVIVABLE lung cancer
CT scan and/or biopsy
Cancerous nodule is surgically removed: 80% survival rate*
*Source: https://www.nationaljewish.org/conditions/lung-nodules

- **Blood test for lung cancer (China):** In August 2017, 20/20 debuted a lung cancer test in China similar to the U.S. test. Along with a more comprehensive panel of lung cancer biomarkers, advanced analyzation of the patient's health information and relevant risk factors are used to generate the numeric score. The test is affordable and easy to implement by using standard lab in vitro diagnostic


Lung Cancer Risk Analyzer
Case: 402120 Clinic: 20/20 Gene Systems
Lung Cancer Probability Report
Risk Score
66
Top Level
Risk Categories
Top Level
Middle Level
Bottom Level
Calculated using algorithm ANN version 1

(IVD) instruments. In China, 20/20 also offers a cloud-accessible algorithm through its Shanghai-based marketing partner My Biomed that aids in the assessment of ambiguous pulmonary nodules following a CT scan. The algorithm integrates three data streams – biomarker levels, imaging results, and clinical factors – to generate a single risk score.

- **Multi-cancer test:** 20/20 plans to introduce OneTEST in 2018 (see http://www.onetestforcancer.com/). This test will identify cancer risk using tumor antigen markers enhanced with 20/20's proprietary algorithms that incorporate the patient's individual risk factors to give a more accurate cancer risk profile. While only limited cancer screening tests are available today under most medical insurance plans (such as breast, ovarian, and colon), other cancers do not have screening tests available to the general public at all. OneTEST will be available at an affordable price to help those interested in managing their own health get a better picture of their own cancer risks. OneTEST includes cancer marker tests associated with the following types of cancers:

    - Lung
    - Liver
    - Stomach/Gastric
    - Pancreas
    - Colon
    - Cervical/Ovarian


High Risk
Low Risk
LIVER
COLON
STOMACH

Biological Detection

The company also has a separate business unit that makes and sells patented kits for screening suspicious powders called BioCheck®. This kit is used by fire departments and other emergency responders to quickly screen unknown suspicious powders for compounds such as ricin, anthrax, and other bioweapon agents and to identify false alarms in minutes at the site of a suspected bioterror threat. The powder screening kit works by quickly identifying the presence or absence of protein, a biomolecule found in all living materials. It therefore provides a rapid screen for the possible presence of multiple bioterrorism agents while ruling out most of the ordinary substances that citizens have frequently feared to be possible bio-agents of terror.


MEDICAL DISTRICT
HARMLESS SUBSTANCE CAUSED
SCARE AT COLLEGE BUILDING
NEWS

Ping An Partnership

Ping An Ventures, the venture capital division of China's largest insurer by market value[xi], invested $2 million in 20/20 in January 2016. Ping An has a network of 10,000 health clinics in China[xii], which are expected to use 20/20's analytics tools with their patients.



Intellectual Property

20/20 GeneSystems owns or licenses 10 patent families related to cancer diagnostics and biowarfare detection. Currently, the company owns or has exclusive rights to 15 granted patents and 10 pending applications in the U.S. and various other jurisdictions, including Canada. The earliest patent family has a projected expiration date of 2020. Other family patents are expected to expire through 2037 based on priority date and projected expiration for pending applications or granted patents included in each family. No assurance is made that any pending patent applications within the portfolio will result in a granted patent.

Use of Proceeds and Product Roadmap

The funds raised from this campaign will primarily be used to support the commercial launch of OneTest in the U.S. OneTest is a pan-cancer test that simultaneously screens for multiple tumor types from a single blood sample. As of October 2017, algorithm development is being finalized, but the test is expected to be used to screen for liver, lung, prostate, colorectal, and pancreatic cancers. The product is currently being developed based on data from over 40,000 individuals from East Asia that will be the foundation of a test to be introduced in the U.S. Efforts to collect data from Caucasian populations have been initiated. As a software analytics layer on top of existing equipment, 20/20's tests utilize established tumor marker detection kits and automated instruments available in thousands of clinical testing labs worldwide, thereby permitting the company to scale globally. 20/20 intends to market its tests and algorithms to the physicians in these networks of screening centers.

Business Model

As a result of poor reimbursement from Medicare, Medicaid, and private insurance companies for PAULA's test, the company transitioned in 2017 to a patient self-pay model, with a cost of $149. It is believed that the OneTest multi-cancer test will be offered for between $170 to $190 beginning in Q2 2018.

HISTORICAL FINANCIALS

For 2015 and 2016, product revenues from BioCheck and PAULA's test collectively have averaged over $100,000 per calendar quarter (approximately $400,000 per year.)

Year to date as of June 2017, the company's expenses have totaled over $795,000 compared to approximately $1,587,000 over the same period in 2016. In 2016, the company had close to $2,594,000 in total expenses, compared to approximately $2,800,000 in 2015. The decrease in expenses year over year was mainly due to a decline in research and development expenses as the company transitioned to commercial product launches.

Year to date as of June 2017, the company has generated a net loss of approximately $658,000, a 52% improvement over the same period in 2016. In 2016, the company had a total net loss of around $2,165,000, compared to a net loss of around $1,871,000 in 2015. In 2016, the company's monthly average net burn rate was around $180,000, compared to a monthly average net burn rate of approximately $156,000 in 2015.

Note: 2017 financials have not been audited or subjected to financial review, and 2016 financials were only subject to a financial review.

INDUSTRY AND MARKET ANALYSIS

Cancer is the second leading cause of death in the world, responsible for 14 million new cases in 2012 and 8.8 million deaths in 2015. Worldwide, approximately one in every six deaths is caused by cancer.[xiii] However, early detection of cancer can prevent many cases from becoming fatal – over 90% of patients survive for at least 10 years if diagnosed at stage one.[xiv] The global cancer diagnostics market was valued at $7.1 billion in 2015 and is projected to reach $13.1 billion by the year 2020, increasing at a compound annual growth rate (CAGR) of 12.9% during this period.[xv]

20/20 GeneSystems' solutions historically focused on lung cancer, which is the second most common cancer (not counting skin cancer) and the leading cause of cancer deaths among both men and women.[xvi] The global lung cancer diagnostics market is forecasted to grow to $3.64 billion by 2024[xvii] from an estimated $1.63 billion in 2015. While the North American market generated the most revenue in 2015 (~$520 million), the Asia Pacific market has the largest projected growth rate at a CAGR of 9.5% from 2013 to 2024.[xviii]

More recently, the company has prioritized the development and commercialization of a "pan" cancer test (i.e. screening for several cancers from one blood sample). This test has a substantially larger market than any single cancer test. In 2015, the global blood testing market was valued at $51.5 billion[xix] and is expected to reach $62.9 billion by 2024.[xx] Regionally, North America held the dominant market share with over 40% of total revenue in 2015. The Asia Pacific market is expected to grow rapidly due to rising awareness of necessary diagnostic needs and technologies. Furthermore, new uses for enhanced blood testing that allows for shorter hospital stays has led to an increased demand for blood testing services.[xxi]

Biomarkers are biological molecules obtained from blood, tissue, or other body fluids that are used to test for diseases or conditions. The global biomarkers market was worth $27.95 billion in 2016 and is anticipated to grow at a CAGR of 13.8% to reach $53.34 billion in 2021. Biomarker development is driven by increased diagnostic applications and research funding as well as the rising prevalence of cancers. If categorized by diseases and disorders, cancer leads with the largest biomarkers market share in 2016.[xxii] The global cancer biomarkers market was valued at $10.3 billion in 2016 and is expected to reach $33.7 billion by 2025, growing at a CAGR of 14.3%.[xxiii]

Artificial intelligence (AI) and machine learning are transforming healthcare by helping physicians diagnose and treat patients with precision which leads to simplified and cost-reducing solutions.[xxiv] The U.S. can potentially save $150 billion annually by 2026 with key healthcare AI applications such as robot-assisted surgery, preliminary diagnosis, and virtual nursing assistants.[xxv] The global market for artificial intelligence in healthcare is forecasted to grow 52.7% from 2017 to 2022 to reach almost $8 billion.[xxvi] As tech giants and pharmaceutical companies invest in this emerging technology[xxvii], increased knowledge of AI applications will continue to fuel the growth – it's expected that 30% of worldwide healthcare systems will run real-time cognitive analytics on patient data to provide better personalized care by 2018.[xxviii]

COMPETITORS

Immunovia (FN: IMMNOV): Founded in 2007, Immunovia is a Swedish diagnostics company. The company has developed a platform called IMMray™, which combines a single-chain fragment variable antibody library and an algorithm to interpret information from a drop of blood. It can be used for IMMray™ PS, an instrument for proteome scanning for biomarker discovery. IMMray™ PanCan-d is the first test based on Immunovia's platform and can detect early-stage pancreatic cancer – it's currently undergoing clinical studies.[xxix] Immunovia is also

developing IMMray™ SLE-d to diagnose lupus.[xxx] As of September 14, 2017, Immunovia's market capitalization was kr1.77 billion[xxxi] (~$220 million).

VolitionRx (NYSE: VNRX): Established in 2010 in Belgium, VolitionRX develops blood-based cancer tests (Nu.Q™) based on the science of Nucleosomics®, which identifies and measures nucleosomes in the bloodstream.[xxxii] Its lead product focuses on colorectal cancer, and the company has recently announced a colorectal cancer screening trial containing 13,500 subjects.[xxxiii] VolitionRx is also currently developing products for pancreatic and lung cancers.[xxxiv] On September 14, 2017, VolitionRX's market capitalization was $76.11 million.[xxxv]

OncoCyte™ (NYSE: OCX): Founded in 2009 in California, OncoCyte is creating liquid biopsy (blood and urine) diagnostics to screen for lung, breast, and bladder cancer. Its diagnostics detect biomarkers associated with the specific types of cancer by using a proprietary set of cancer markers and a mathematical algorithm called a Gene Expression Classifier.[xxxvi] The company expects to commercially launch its lung cancer test in late 2017.[xxxvii] OncoCyte's market capitalization was $187.86 million on September 14, 2017.[xxxviii]

OncImmune● (LON: ONC): Established in 2006 in Nottingham, UK, OncImmune develops tests for early cancer detection using simple blood tests and autoantibody assay technologies. It launched its platform technology, EarlyCDT®, in 2009. Its first test, EarlyCDT®-Lung, launched in 2012 and is now available in the U.S., the UK, and other regions, with over 150,000 commercial tests sold. OncImmune aims to further develop EarlyCDT®, specifically for liver and ovarian cancers.[xxxix] The company's market capitalization, as of September 14, 2017, was £67.64 million[xl] (~$90.57 million).

Biocept (NASDAQ: BIOC): Founded in 1993, Biocept is a diagnostics company specializing in detecting and analyzing associated biomarkers found in circulating tumor cells (CTCs) and circulating tumor DNA (ctDNA) through its Targeted Selector™ technology.[xli] Patients or doctors can send blood samples to Biocept to test for lung, breast, gastric, colon, or prostate cancers, as well as for melanoma.[xlii] Results are received five to seven days after.[xliii] Biocept's market capitalization on September 14, 2017, was $40.84 million.[xliv]

GRAIL: Founded in 2016 in Menlo Park, California, GRAIL is aiming to effectively diagnose cancers early in asymptomatic patients through blood tests. Its screening tests to detect ctDNA are powered by data science, clinical trials, and Illumina®'s (its parent company) sequencing technology. Although GRAIL is a new company, Illumina is a $2.4 billion firm that makes a large percentage of DNA sequencing machines used by scientists and doctors.[xlv] GRAIL has already raised over $1 billion in funding led by ARCH Venture Partners along with Amazon, Bezos Expeditions, Bill Gates, and other investors.[xlvi]

Chronix Biomedical: Established in 1997 and headquartered in San Jose, California, Chronix Biomedical offers blood tests for cancer detection and monitoring. With Next Generation Sequencing – a technique that allows the sequencing of the whole human genome – circulating cell-free DNA (cfDNA) from dying cells can now be detected and sequenced.[xlvii] The company's tests consist of CNI Monitor (early determination of cancer therapy success)[xlviii], CNI Screen (early determination of cancer presence)[xlix], and CNI Second Opinion™ (prostate and breast cancer evaluation).[l] Chronix raised $3.31 million in equity financing in June 2017.[li]

CellMax Life: Founded in 2013 in Mountain View, California, CellMax Life detects and helps manage cancer at an early stage through its blood and saliva tests. Using its proprietary SMSEQ Platform, CellMax Life can detect ctDNA from a blood sample, and its CellMax-DNA Genetic Cancer Risk Test can identify 98 genes across 25 hereditary cancers from a saliva sample. Separately, its CMx Platform uses a biomimetic, lipid-bilayer microfluidic chip to detect CTCs in a blood sample.[lii] In 2016, the company received $9 million in funding led by Artiman Ventures and multiple Taiwanese investors, bringing its total funding to $14 million.[liii]

EXECUTIVE TEAM

Jonathan Cohen, Founder, President, and CEO: Under Mr. Cohen's leadership, 20/20 GeneSystems has brought in approximately $6 million in grant funding and launched two successful products. He is the co-inventor of an AI approach for improving tumor biomarker accuracy that is covered in a pending PCT International Patent Application. As 20/20's CEO, Mr. Cohen forged strategic alliances with Fortune 500 companies such as Johnson & Johnson, Eastman Kodak, Abbott, Smiths Detection, and Ping An Ventures. Active in public policy initiatives on behalf of the biotechnology industry, Mr. Cohen conceived of and helped bring about the passage of the Maryland Biotechnology Investment Tax Credit. He is a founding director of the Small Biotechnology Business Coalition. Before founding 20/20, Mr. Cohen was patent and general counsel for Ventana Medical Systems Inc. (acquired by Roche Diagnostics in 2008 for $3.4 billion[liv]) and Oncor®. Mr. Cohen is a registered patent attorney with more than 18 years of experience in biotechnology patents and licensing matters. He has a Master of Science in Biotechnology from Johns Hopkins University and a law degree from the American University.

David Schodin, PhD, Business Development, U.S.: Dr. Schodin is a PhD scientist with 10 years of experience in academic biochemical research and is an experienced lawyer, having worked at a private law firm and the Abbott legal division. He started off at Abbott as Senior Patent Counsel as a client-facing patent attorney for the Abbott Pharmaceuticals Oncology and Pain therapeutic teams. He became the Director of Business Development and Licensing at Abbott Molecular, where he was the lead negotiator and drafter. He worked on intellectual property settlements, licenses, corporate partnering agreements, non-standard supply agreements, and research and development agreements. Additionally, he led initiatives to incorporate cutting-edge technologies and key product assets into the business technology portfolio. Dr. Schodin holds a bachelor's degree in Chemistry from Knox College, a PhD in Biochemistry from the University of Illinois at Urbana-Champaign, and a JD from Illinois Institute of Technology.

SCIENTIFIC AND TECHNOLOGY TEAM

Jeffrey Allard, PhD, Clinical Affairs: Dr. Allard is a biochemist and is President of Lakeside Life Science, which provides consulting services and biospecimens to the biotechnology industry. He served most recently as Director of Development for Caris Life Sciences, where he designed and implemented a Product Development System, designed multiple clinical and regulatory strategies for novel multiplex oncology tests, wrote clinical protocols for prospective research and Premarket Approval (PMA)-submission trials, and designed a patient registry. As Vice President and Chief Scientific Officer of Fujirebio Diagnostics Inc. (FDI), Dr. Allard directed the Applied Research, Product Development, Clinical Affairs, Regulatory Affairs, and Process Engineering departments. Prior to joining FDI in 2004, Dr. Allard previously held positions as Vice President of Clinical Research and Development for Immunicon Corporation (Currently Veridex LLC, a division of Johnson & Johnson) where he designed and managed clinical trials that led to the worldwide introduction of the CellSearch Assay for measurement of circulating tumor cells (CTC). Dr. Allard designed three clinical trials that led to FDA clearance of CTC for prediction of overall survival and progression free survival in patients with breast, colorectal, and prostate cancers. Dr. Allard is an inventor on 12 patents for novel technologies, including new tests for gynecologic cancers, circulating tumor cells, complexed PSA for early detection of prostate cancer, and other diagnostic technologies. He is an author of over 50 manuscripts and has received numerous awards including the Professional Achievement Award from Idaho State University.[lv] Dr. Allard holds a PhD in Biochemistry from Dartmouth College and a master's degree in Immunology from Idaho State University.

Victoria Doseeva, PhD, Director of Diagnostics Development: Dr. Doseeva managed pre-clinical and clinical studies of the CLIA-certified lung cancer test using retrospective and prospective patient serum samples and was able to improve its clinical sensitivity and diagnostic accuracy. Her recent accomplishments include analytical and clinical validation of a multiplexed Luminex-based immunoassay for the early detection of lung cancer under GLP and CLIA regulations. Dr. Doseeva has a wide range of experience in the biotechnology industry, having managed groups in diagnostic assay development, analytical methods development, protein production, and characterization, as well as having led a research and development group in support of development and validation of cancer diagnostics assays and companion diagnostic tests for molecularly targeted cancer drugs. Notably, from 2007 to 2012 she worked at Qiagen as an assay development manager. At Qiagen, she managed a team of scientists that successfully designed and developed several novel diagnostic assays. For example, she was the principal investigator in the design and development of novel DNA amplification assays for the rapid and sensitive detection of various pathogens. Additionally, Dr. Doseeva has published 27 journal articles and co-authored two patent applications. Dr. Doseeva has a PhD in Biochemistry and a master's degree in Chemistry from Moscow State University. She was a postdoctoral researcher at the National Cancer Institute, where she studied signal transduction pathways in cancer, and at Georgetown University Medical Center, where she studied DNA replication and recombination.

Michael S. Lebowitz, PhD, BioAnalytics: Dr. Lebowitz has more than 18 years of experience in biomedical research within the biotech industry, having previously served as Vice President of Research at Ariadne Diagnostics LLC. He has been directly involved in the commercial launch of six cancer diagnostic tests and the research leading up to a pharmaceutical Investigational New Drug (IND) approval. Dr. Lebowitz holds a PhD from the Johns Hopkins University (JHU) School of Medicine in Biochemistry, Cellular, and Molecular Biology. There, he subsequently completed a three-year fellowship in immunology in the Department of Pathology, Division of Immunopathology. He remains associated with JHU as an adjunct Lecturer in the Advanced Academic Program in Biotechnology within the Krieger School of Arts and Sciences.

Peter Shindell, Machine Learning/Bioinformatics: With three master's degrees (Computer Science, Applied Statistics, and Bioinformatics), Peter has more than 10 years of experience in data manipulation, data analysis, and predictive modeling as a statistician and data scientist. He also has extensive experience in clinical trial, pharmacokinetic / pharacodynamic modeling, and Artificial Intelligence. Mr. Shindell has extensive experience in statistical methods to multi-source data and survey data including logistic regression, multiple regressions, mixture model, time series analysis, non-linear regression, classification and regression tree, Bayesian network, etc. He is currently a PhD student in Artificial Intelligence/Data Mining with the degree expected in 2018.

Dr. Suzana Radulovich, CLIA Medical Director: Dr. Suzana Radulovich joined the 20/20 GeneSystems team as Laboratory Medical Director in 2014. Dr. Radulovich has over 15 years of expertise in clinical microbiology and development of diagnostic methods, bacterial pathogenesis, and molecular biology, coupled with the experience in the treatment of the infectious diseases. Dr. Radulovich obtained her medical degree at University of Ljubljana, School of Medicine. She moved to the U.S. in 1992 to pursue postdoctoral training in the areas of infectious diseases, clinical diagnostics, microbiology, immunology, and pathogenesis at the University of Texas Medical Branch at Galveston (1992-1995). In 1995, Dr. Radulovich joined University of Maryland School of Medicine in Baltimore. There, she became the Assistant Professor of Microbiology and Immunology in 1998. She earned the Associate Professorship title in 2004. In 2009, together with Dr. Bala, she established the Bala Family Practice in Bel Air, Maryland, where she practices and leads all clinical diagnostic testing as their Laboratory Medical Director.

Security Type: Preferred Stock
Round Size: Min: $75,000 Max: $1,070,000
Price per Share: $3.26
Pre-money Valuation: $23 million
Liquidation Preference: The liquidation preference is pari passu with other series of preferred stock and senior to the common stock.

Conversion Provisions: Convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

PRESS

Business Wire: 20/20's Lung Cancer Detection Technology Launches in China
PR Newswire: Ping An Ventures Takes Equity Stake in 20/20 GeneSystems
GenomeWeb: 20/20 GeneSystems raises $4.5M in Series A Financing
PR Newswire: 20/20 Gene Systems Partners With Zacks Investment Banking and AmeriTech Advisors for Growth Capital Campaign
Washington Business Journal: Mega-deal propels region to another massive quarter for venture capital
News Medical Life Sciences: Genesys BioLabs introduces PAULA's test for early lung cancer detection

[i] http://www.who.int/cancer/detection/en/
[ii] *Clinica Chimica Acta* 450 (2015)273–276
[iii] http://www.reuters.com/article/pingan-investment-idUSL8N1I60ND
[iv] https://cancerstatisticscenter.cancer.org/#/
[v] https://www.cancer.gov/about-cancer/understanding/statistics
[vi] http://www.who.int/cancer/detection/en/
[vii] https://www.cancer.org/healthy/find-cancer-early/cancer-screening-guidelines/chronological-history-of-acs-recommendations.html
[viii] *Clinica Chimica Acta* 450 (2015)273–276
[ix] http://www.businessinsider.com/deadliest-worst-cancers-2016-1
[x] *Clinica Chimica Acta* 450 (2015)273–276
[xi] http://www.reuters.com/article/pingan-investment-idUSL8N1I60ND
[xii] http://www.scmp.com/business/money/investment-products/article/2043685/ping-adds-10000-china-clinics-its-health-care
[xiii] http://www.who.int/mediacentre/factsheets/fs297/en/
[xiv] https://www.theguardian.com/society/2015/aug/10/cancer-survival-rates-higher-early-diagnosis
[xv] http://www.marketsandmarkets.com/PressReleases/cancer-diagnostics.asp
[xvi] https://www.cancer.org/cancer/non-small-cell-lung-cancer/about/key-statistics.html
[xvii] http://www.prnewswire.com/news-releases/lung-cancer-diagnostics-market-worth-364-billion-by-2024-grand-view-research-inc-300283508.html
[xviii] http://www.grandviewresearch.com/industry-analysis/lung-cancer-diagnostics-market
[xix] http://www.grandviewresearch.com/industry-analysis/blood-testing-market
[xx] http://www.grandviewresearch.com/press-release/global-blood-testing-market
[xxi] http://www.grandviewresearch.com/industry-analysis/blood-testing-market
[xxii] http://www.marketsandmarkets.com/PressReleases/biomarker.asp
[xxiii] http://www.grandviewresearch.com/industry-analysis/cancer-biomarker-market

xxiv https://globenewswire.com/news-release/2017/05/11/982356/0/en/Healthcare-Artificial-Intelligence-Market-worth-over-10bn-by-2024-Global-Market-Insights-Inc.html

xxv https://www.accenture.com/us-en/insight-artificial-intelligence-healthcare

xxvi http://www.prnewswire.com/news-releases/global-artificial-intelligence-in-healthcare-market-2017-2022-market-is-expected-to-reach-usd-79888-million-at-a-cagr-of-5268---research-and-markets-300464679.html

xxvii http://www.cnbc.com/2017/05/11/from-coding-to-cancer-how-ai-is-changing-medicine.html

xxviii https://www.idc.com/research/viewtoc.jsp?containerId=259908

xxix http://immunovia.com/about/

xxx http://www.businesswire.com/news/home/20160509005743/en/Immunovia-AB-Immunovia-Joins-40-Global-Pancreatic

xxxi https://finance.yahoo.com/quote/IMMNOV.ST?p=IMMNOV.ST

xxxii https://www.linkedin.com/company-beta/1364072/

xxxiii https://www.wsj.com/articles/PR-CO-20170718-905603

xxxiv http://volitionrx.com/

xxxv https://finance.yahoo.com/quote/VNRX?p=VNRX

xxxvi http://www.oncocyte.com/technology/

xxxvii http://www.oncocyte.com/products/lung-cancer/

xxxviii https://finance.yahoo.com/quote/OCX?p=OCX

xxxix http://oncimmune.com/about-oncimmune/

xl https://finance.yahoo.com/quote/ONC.L?p=ONC.L

xli https://www.linkedin.com/company-beta/80105/

xlii https://biocept.com/technology/melanoma-offering/

xliii https://biocept.com/patients/

xliv https://finance.yahoo.com/quote/BIOC?p=BIOC

xlv https://www.forbes.com/sites/matthewherper/2017/01/05/grail-which-aims-to-invent-blood-test-to-detect-cancer-to-raise-1-billion/#b409a4d37928

xlvi https://www.linkedin.com/company-beta/10399839/

xlvii http://chronixbiomedical.com/about-us/#technology

xlviii http://chronixbiomedical.com/cni-monitor/

xlix http://chronixbiomedical.com/cni-screen/

l http://chronixbiomedical.com/cni-2nd-opinion/

li http://www.marketdataconnect.com/story.php?a=000112911617000002&c=1129116

lii https://cellmaxlife.com/science/

liii https://cellmaxlife.com/cellmax-life-raises-14m-venture-funding-launches-precision-cancer-testing-company-early-detection-optimal-management-cancer/

liv http://www.nytimes.com/2008/01/22/business/worldbusiness/22iht-22rocheFW.9396266.html?mcubz=3

lv http://www2.isu.edu/alumni/professional-archive.shtml

EXHIBIT D
Subscription Agreement

20/20 GeneSystems, Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.   NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
20/20 GENESYSTEMS, INC.
9430 Key West Ave, Suite 100
Rockville, MD 20850

Gentlemen:

1.   Background.   The undersigned understands that 20/20 GeneSystems, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated October 13, 2017, as amended, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 328,220 shares (each a "**Share**" and, collectively, the "**Shares**") of Series A-2 Preferred Stock (the "**Series A-2 Preferred Stock**") at a price of Three Dollars and Twenty-Six Cents ($3.26) per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is 23,006 Shares or $74,999.56 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is 328,220 Shares or $1,070,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the First Democracy VC crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 7% of gross monies raised in the Offering and the Portal will receive a number of Shares that are equal to 2% of the Shares being sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.microventures.com.

2.   Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall

pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the Company shall have obtained the requisite approval of its stockholders for the filing of the certificate of designation for the establishment of the Series A-2 Preferred Stock in the form of **Exhibit A** to this Agreement (the "**Certificate of Designation**") and the amendments of the existing certificates of designation for its Series A Preferred Stock and Series A-1 Preferred Stock; and

(iv)   the Company shall have adopted and filed with the Secretary of State of the State of Delaware the Certificate of Designation establishing the Series A-2 Preferred Stock.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies, and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly organized as a corporation under the laws of the State of Delaware and, subject to satisfying the conditions specified in Section 3 of this Agreement, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance.   The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Company's certificate of incorporation, as amended and the Certificate of Designation will be validly issued, fully paid and nonassessable.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Certificate of Incorporation, as amended, or Bylaws, as amended, of the Company, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(e)   Capitalization. The authorized capital stock of the Company consists of 25 million shares of common stock, $0.01 par value per share and 5,000,000 shares of preferred stock, $0.01 par value per share (1,303,000 designated as Series A preferred stock, 978,000 designated as Series A-1 Preferred Stock, and, upon filing of the Certificate of Designation, 800,000 shall be designated as Series A-2 Preferred Stock) of which 4,632,608 shares of common stock, 846,368 shares of Series A Preferred Stock, 651,465 shares of Series A-1 Preferred Stock and no shares of Series A-2 Preferred Stock were outstanding on the date of the Company's Form C. As of the date of the Company's Form C, except for 183,821 warrants and 741,530 options to purchase shares of the Company's Common Stock, there are no outstanding options, warrants, or agreements, orally or in writing, to purchase or acquire from the Company any shares of its common stock or preferred stock, or any securities convertible into or exchangeable for shares of its common stock or preferred stock.

(f)   Litigation.   There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened in writing against the Company that (i) questions the validity of this Agreement or the right of the Company to enter into it, or to consummate the Offering, or (ii) that would have a material adverse effect on the business, properties, assets, liabilities, operations (including results thereof) or condition (financial or otherwise) of the Company (a "**Material Adverse Effect**").

(g)   Intellectual Property. The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person. "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned or used by the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(h)   Employment Matters.   No material labor dispute exists or, to the Company's knowledge, is imminent with respect to an of the employees of the Company. None of the Company's employees is a member of a union that relates to such employee's relationship with the Company, and the Company is not a party to a collective bargaining agreement.

8.   Grant of Proxy to Portal. The undersigned stockholder, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other shares or securities of the

Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law and the right to consent to any actions constituting protective provisions or other veto rights in the Company's certificate of incorporation or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Stockholder and the Proxy.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

13.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

15.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

16.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ day of _____, 2017.

PURCHASER (if an individual):
_____ Name: Subscription Amount $_____

PURCHASER (if an entity):
_____ Legal Name of Entity   By:_____ Name: Title: Subscription Amount $_____

The offer to purchase Shares as set forth above is confirmed and accepted by the Company.

20/20 GeneSystems, Inc.
  By:_____ Name: Title:

<center>

EXHIBIT A

<u>Certificate of Designation</u>

(See Attached)

</center>

EXHIBIT E
Certificate of Designation of Series A-2 Preferred Stock

CERTIFICATE OF DESIGNATION OF SERIES A-2 PREFERRED STOCK
OF
20/20 GENESYSTEMS, INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

20/20 GeneSystems, Inc. (hereinafter called the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies that pursuant to the authority granted to and vested in the Board of Directors of the Corporation (the "**Board**") in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date (the "**Certificate of Incorporation**"), and Section 151(g) of the DGCL, the Board on October 22, 2017 adopted the following resolution to create a series of the preferred stock of the Corporation as follows:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation, a series of preferred stock be, and it hereby is, created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, are as set forth in the Certificate of Incorporation and this Certificate of Designation, as it may be amended from time to time, as follows:

Section 1. Designation; Number of Shares. The series of preferred stock shall be designated as Series A-2 Preferred Stock, par value of $0.01 per share (the "**Series A-2 Preferred Stock**"), and the number of shares so designated shall be 800,000, which such number may from time to time be increased or decreased (but not below the number of shares of a particular series then outstanding) by the Board in accordance with the Certificate of Incorporation and applicable law. The Series A-2 Preferred Stock may, but is not required to be, issued in certificated form.

Section 2. Defined Terms. For purposes hereof, the following capitalized terms, which are not elsewhere defined herein, have the following meanings:

"**Business Day**" means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America, are required to or may be closed.

"**Certificate of Designation**" means this Certificate of Designation of Series A-2 Preferred Stock.

"**Change of Control**" means, other than a Liquidation Event, (i) a sale of all or substantially all of the Corporation's assets to a non-affiliate of the Corporation or (ii) a merger, acquisition, change of control, consolidation or other transaction or series of transactions in which the Corporation's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions.

"**Common Stock**" means the common stock, par value $0.01 per share, of the Corporation.

"**Deemed Liquidation Event**" means, unless otherwise determined by the holders of at least a majority of the Series A-2 Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (i) a sale, lease or transfer of all or substantially all of the Corporation's assets to a non-affiliate of the Corporation; (ii) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Corporation's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately

1

following such transaction or series of transactions; or (iii) the grant of an (by territory, field of use or market) exclusive license to all or substantially all of the Corporation's technology or intellectual property rights (determined on a consolidated basis with all of the Corporation's direct and indirect subsidiaries) except where such exclusive license is made to one or more wholly-owned subsidiaries of the Corporation.

"**Excluded Issuances**" means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (i) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (ii) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (iii) in consideration for a transaction approved by the Board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (iv) in connection with an acquisition transaction approved by the Board, (v) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the Board (provided that such securities do not exceed 10% of the consideration in such transaction), (vi) pursuant to conversion or exchange rights included in securities previously issued by the Corporation or (vii) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

"**Holder**" means a holder of shares of Series A-2 Preferred Stock.

"**Junior Securities**" means, collectively, the Common Stock and any other class of securities hereafter authorized that is specifically designated as junior to the Series A-2 Preferred Stock.

"**Liquidation Preference**" means, with respect to any Share on any given date, the sum of (i) the applicable Liquidation Value and (ii) the amount of any accrued but unpaid dividends thereon; if any, whether or not declared, to and including such date.

"**Liquidation Value**" means, with respect to any share of Series A Preferred Stock, Series A-1 Preferred Stock or Series A-2 Preferred Stock on any given date, $3.07, $3.07 and $3.26 per share, respectively, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

"**Parity Securities**" means the Series A Preferred Stock, the Series A-1 Preferred Stock any class of securities hereafter authorized that is specifically designated as ranking *pari passu* with the Series A-2 Preferred Stock.

"**Person**" means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust or other entity or organization of any kind, including a governmental authority.

"**Preferred Stock**" means the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock.

"**Senior Securities**" means any class of securities hereafter authorized that is specifically designated as senior to the Series A-2 Preferred Stock.

"**Series A Preferred Stock**" means the Series A Preferred Stock, par value $0.01 per share, of the Corporation.

"**Series A-1 Preferred Stock**" means the Series A-1 Preferred Stock, par value $0.01 per share, of the Corporation.

"**Share**" means a share of Series A-2 Preferred Stock.

"**Transfer**" means to give, sell, assign, pledge, encumber or otherwise dispose of, transfer or permit to be transferred.

Section 3.   Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of Series A-2 Preferred Stock shall rank (i) *pari passu* with all Parity Securities; (ii) senior to all Junior Securities; and (iii) junior to all Senior Securities, if any.

Section 4.   Conversion Rights.

4.1.   Optional Conversion.

(a)   Right to Convert. Each Share of Series A-2 Preferred Stock shall be convertible at any time and from time to time at the option of the Holder into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Value by the Conversion Price in effect on the Conversion Date (as defined below). The "**Conversion Price**" shall initially be equal to $3.26, subject to adjustment as provided below. Shares of Series A-2 Preferred Stock shall not be convertible at any time that there are not a sufficient number of authorized shares of Common Stock not reserved for other purposes so that all outstanding shares of Series A-2 Preferred Stock can be converted.

(b)   Notice of Conversion. Holders shall effect conversions by providing the Corporation with a conversion notice (a "**Notice of Conversion**"). Each Notice of Conversion shall specify the Holder's name, the number of Shares to be converted, the number of Shares owned prior to the conversion at issue, the number of Shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation in accordance with Section 13 (the "**Conversion Date**"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. In connection with any conversion of Shares, a Holder shall surrender the certificate(s) representing such Shares to the Corporation, and if not all Shares represented thereby are so converted, then the Corporation will reissue a certificate for the Shares remaining. Shares converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and may not be reissued. Within ten (10) days of the receipt of the Notice of Conversion, the Corporation shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of Shares of Series A-2 Preferred Stock (including any accrued and unpaid dividends thereon).

4.2.   Mandatory Conversion.

(a)   Trigger Events. Upon the earlier to occur of: (i) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross proceeds to the Corporation, (ii) the date on which the shares of Common Stock of the Corporation are listed on a national stock exchange, including without limitation NASDAQ or the NYSE, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class) (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), each share of Series A-2 Preferred Stock plus accrued, but unpaid, dividends thereon shall be automatically converted (without the payment of additional consideration by the Holder thereof), into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Value by the Conversion Price in effect at the Mandatory Conversion Time. Shares of Series A-2 Preferred Stock so converted may not be reissued by the Corporation.

(b)   Procedural Requirements. All holders of record of Shares of Series A-2 Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Shares pursuant to this Section 4.2. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each Holder of Shares in certificated form shall surrender his, her or its certificate or certificates for all such Shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered Holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Shares converted pursuant to Subsection 4.2(a), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the Holder or Holders thereof to surrender any certificates at or prior to such time), except only the rights of the Holders thereof, upon surrender of any certificate or certificates of such Holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2(b). As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Shares, the Corporation shall (i) issue and deliver to such Holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (ii) pay cash as provided in Subsection 4.3 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the Shares converted. Such converted Shares shall be retired and cancelled and may not be reissued as Shares of Series A-2 Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of Shares of Series A-2 Preferred Stock accordingly.

4.3.   Fractional Shares. Upon a conversion hereunder, the Corporation shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing sale price at such time. If the Corporation elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

Section 5.   Dividends and Distributions.

5.1.   The Series A-2 Preferred Stock will not be entitled to dividends or distributions unless and until the Board declares that the Corporation shall pay a dividend or distribution in cash or other property of the Corporation (a "**Distribution**") to holders of outstanding shares of

Common Stock, in which event, the aggregate amount of each such Distribution (the "**Distribution Amount**") shall be distributed as follows:

(a)   First, seventy percent (70%) of the Distribution Amount to the holders of shares of Preferred Stock, on a pro rata basis, until such time as such holders of Preferred Stock have received an aggregate amount in Distributions or other payments in respect of such holder's shares of Preferred Stock that is equal to the number of shares of Preferred Stock owned by such holders multiplied by the Liquidation Value (such amount, the "**Investment Amount**"), and

(b)   Second, thirty percent (30%) of the Distribution Amount to the holders of shares of Common Stock, on a pro rata basis (and for such Distribution payment purposes, without treating the Preferred Stock as converted to Common Stock unless and until such shares of Preferred Stock have actually been converted).

Notwithstanding the foregoing, at such time as the holders of Preferred Stock then outstanding have received the Investment Amount, they shall receive Distributions *pari passu* with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Preferred Stock.

5.2.   Any Distribution payable to the Preferred Stock will have the same record and payment date and terms as the Distribution is payable on the Common Stock.

Section 6.   Liquidation.

6.1.   Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "**Liquidation Event**") or a Deemed Liquidation Event, each Holder of Shares then outstanding shall be entitled to be paid out of the cash and other assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Preference of all Shares held by such Holder.

6.2.   Participation after Liquidation Preference. Upon a Liquidation Event or a Deemed Liquidation Event, in the event that following the payment of the Liquidation Preference in Section 6.1 the Corporation shall have additional cash and other assets of the Corporation available for distribution to its stockholders, then the Holders of the Shares shall participate *pari passu* with the holders of Parity Securities and the holders of Common Stock based on the then current conversion rate with respect to all remaining distributions, dividends or other payments of cash, shares or other assets and property of the Corporation, if any.

6.3.   Insufficient Assets. If upon any Liquidation Event or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of the Shares the full preferential amount to which they are entitled under Section 6.1 and the holders of Parity Securities, if any, the full preferential amount to which they are entitled under the terms of the relevant instrument governing such Parity Securities, (a) the Holders of the Shares and any such Parity Securities shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect thereof upon such Liquidation Event or Deemed Liquidation Event if all amounts payable on or with respect to such Shares and Parity Securities were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

Section 7.   Voting Rights; Board Composition.

7.1.   Voting Generally. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each Holder shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-2 Preferred Stock held by such Holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Designation, the Holders shall vote together with the holders of shares of Common Stock as a single class.

7.2.   Preferred Stock Designees.

(a)   In addition to the matters set forth in Section 7.1, from and after the date of filing this Certificate of Designation, the size of the Board shall be seven (7) directors, as amended by a majority of the Board and in accordance with Section 7.3 from time to time. For so long as shares of Preferred Stock are outstanding, the holders of all series of Preferred Stock shall vote together, as a separate class, to elect one (1) director to the Board. For so long as any shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock shall vote together, as a separate class, to elect one (1) director to the Board. At any given time, one (1) director shall be independent expert in the Corporation's industry and shall be appointed by the other then-current directors. The balance of the Board shall be elected by the holders of the Common Stock.

(b)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by Section 7.2(a), vacancies and newly created directorships of such class or classes or series may be filled by at least a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, or, if there is no sole remaining director then in office, by the affirmative vote of the holders of at least a majority of the shares of that class or classes or series.

(c)   Any director who was elected by a specified class or classes of stock or series thereof may be removed during such director's term of office, with or without cause, only by the affirmative vote of the holders of at least a majority of the shares of the class or classes of stock or series thereof that initially elect such director.

7.3.   Amendment of Preferred Stock; Dividends; Material Acquisitions; Mergers and Consolidations. So long as at least twenty-five percent (25%) of the Preferred Stock remains outstanding and until an amount equal to the Liquidation Value has been paid to the then current holders of Preferred Stock by way of a distribution or other payment from the Corporation in respect of each such holder's shares, in addition to any other vote or consent of stockholders required by law, Section 7.1 or the Certificate of Incorporation, the vote or consent of the holders of at least a majority of all shares of Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a)   the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(b)   the amendment, alteration or repeal of any provision of the Corporation's Certificate of Incorporation or the Bylaws or otherwise alter or change any right, preference or privilege of the Series A-2 Preferred Stock in a manner adverse to the Series A-2 Preferred Stock;

(c)   any increase or decrease in the size of the Board;

(d)   the purchase, redemption, or acquisition of any Shares other than from a selling Holder pursuant to the provisions of this Certificate of Designation or any other restriction provisions applicable to any Shares in agreements approved by the Board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Corporation;

(e)   the liquidation or dissolution of the Corporation or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Corporation's assets;

(f)   any election to engage in any business that deviates in any material respect from the business of the Corporation as contemplated under any operating plan approved by the Board; or

(g)   the waiver of any adjustment to the Conversion Price applicable to the Shares (including, without limitation, any adjustment pursuant to Section 11 hereof).

Section 8.   <u>Redemption by the Corporation; Reissuances of Shares</u>. Except as expressly provided in this Certificate of Designation, the Series A-2 Preferred Stock is not redeemable without the prior express written consent of the Holders of the majority of the voting power of all then outstanding Shares. In the event any Shares shall be redeemed pursuant to this section or otherwise acquired by the Corporation or any subsidiary, the Shares so redeemed or acquired shall automatically be canceled and returned to the status of authorized but unissued Shares of Series A-2 Preferred Stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein. Shares of Series A-2 Preferred Stock converted to Common Stock shall automatically be canceled, but may not be reissued.

Section 9.   <u>Transfer Restrictions</u>.

9.1.   <u>Prohibition on Transfer</u>. The Holders of Series A-2 Preferred Stock shall not, directly or indirectly, Transfer any Shares held by such Holder, and any such purported Transfer shall be of no force or effect and shall not be recognized by the Corporation. The Transfer restrictions contained in this Section 9 shall not apply to any Transfer by the Holder of Series A-2 Preferred Stock subject to the rights of first refusal set forth in 9.2.

9.2.   Transfer of Shares; Rights of First Refusal.

    (a)   In the event that a Holder of Shares desires to Transfer any or all of such Holder's Shares (the "**Offeror**"), the Offeror shall first obtain a bona fide written offer from a prospective purchaser for such Shares which the Offeror intends to accept (the "**Offer**"). The Offer shall set forth the proposed aggregate purchase price for such Shares proposed to be sold (which must be a cash offer by the prospective purchaser), the name and address of the prospective purchaser, the date of the proposed Transfer (which date shall be no less than forty-five (45) and no more than ninety (90) days from the date of the Offer) and all material terms and conditions upon which the proposed Transfer is to be made.

    (b)   The Offeror shall deliver the Offer to the Corporation, and the Corporation shall have thirty (30) days after receipt of the Offer in which to notify the Offeror that the Corporation accepts the Offer upon the same terms and conditions set forth in the Offer and that the Corporation shall purchase all, but not less than all, of those Shares offered by the Offeror in the Offer.

    (c)   If the Corporation does not exercise its right of first refusal as set forth herein, the Corporation will pass the Offer to the other Holders of the outstanding Series A-2 Preferred Stock, and such Holders shall have thirty (30) days after receipt of the Offer in which to notify the Offeror that such Holders accept the Offer upon the same terms and conditions set forth in the Offer. If more than one such Holder shall elect to purchase the Shares in the Offer, the Holders shall purchase in accordance with their respective percentages of the Shares of the Series A-2 Preferred Stock then outstanding. If the Holders decline to purchase all of those Shares offered by the Offeror in the Offer, the Offeror need not accept offers to purchase from such Holders and may sell all offered Shares pursuant to the Offer.

    (d)   If the Corporation and Holders of Series A-2 Preferred Stock do not exercise their rights of first refusal as set forth herein, the Offeror shall be permitted to Transfer the Shares of Series A-2 Preferred Stock to the prospective purchaser on the terms set forth in the Offer provided that such sale is consummated within sixty (60) days from the date of the Offer. If the Offeror fails to close such transaction within such sixty (60) day period or if the terms of such sale change in a material way (including any change in price or form of consideration), then the Offeror must again comply with the terms of this Section 10.2 prior to any Transfer of Shares of Series A-2 Preferred Stock.

    (e)   If the Corporation or any Holder of Series A-2 Preferred Stock exercises its respective right of first refusal as set forth herein, the parties to the Transfer shall set the time for closing in connection with the purchase of such Shares of Series A-2 Preferred Stock by the Corporation or such Holder(s), which closing shall be at the principal office of the Corporation and held within ninety (90) days after the Offer is first received by the Corporation, but not earlier than the date of closing, if any, set forth in the Offer.

    9.3.   Drag Along Rights. In the event that the Corporation, as approved by a majority of the Board, proposes to sell, or otherwise dispose of, to a Person or a group of Persons, other than an Affiliate of the Corporation (a "**Purchaser**"), the Corporation in a Change of Control, the Board shall have the right to require each of the Holders of the Shares of Series A-2 Preferred Stock then outstanding to (i) vote all such Shares in favor of such Change of Control transaction and (ii) to sell, transfer and deliver, or cause to be sold, transferred and delivered, all Shares and shares of Common Stock then hold by such Holders to the Purchaser on the terms approved by the Board.

9.4.   <u>Legends</u>. The certificates, if any, evidencing the Series A-2 Preferred Stock shall, unless otherwise agreed to by the Corporation and the holders of any such certificates, bear a legend substantially to the following effect:

> "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATIONS PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION.

> IN CONNECTION WITH ANY TRANSFER, IF REASONABLY REQUESTED BY THE CORPORATION THE HOLDER SHALL DELIVER TO THE CORPORATION AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, TO THE EFFECT THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND/OR APPLICABLE STATE SECURITIES LAW IS AVAILABLE AND SUCH CERTIFICATES AND OTHER INFORMATION AS THE CORPORATION MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

> THE SHARES OF PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING A RIGHT OF FIRST REFUSAL. THE CORPORATION SHALL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE DESIGNATIONS, POWERS, PREFERENCES AND RELATIVE AND OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES OF STOCK OF THE CORPORATION AUTHORIZED TO BE ISSUED, SO FAR AS THEY HAVE BEEN DETERMINED, AND THE AUTHORITY OF THE BOARD OF DIRECTORS TO DETERMINE THE RELATIVE RIGHTS AND PREFERENCES OF SUBSEQUENT CLASSES OR SERIES."

9.5.   The Corporation shall be entitled to refuse to register any attempted transfer of shares of Series A-2 Preferred Stock not in compliance with this Section 9, and any such purported non-compliant transfer shall be null, void and of no effect. As a condition to any registration of transfer, the Corporation may require an opinion of counsel or other evidence reasonably satisfactory to it that such transfer is in compliance with the legend in Section 9.4.

Section 10. <u>Pre-emptive Rights</u>. Until the Corporation's initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Corporation proposes to issue any Common Stock or shares convertible or exercisable for Common Stock (collectively, the "**Additional Equity Securities**"), except for Excluded Issuances, the Corporation shall first offer those Additional Equity Securities to holders of Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such Additional Equity Securities to any Person, in accordance with the following provisions:

10.1. The Corporation shall deliver written notice (a "**Pre-emptive Right Sale Notice**") to each holder of Preferred Stock stating (i) the Corporation's bona fide intention to offer such Additional Equity Securities, (ii) the number and type of such Additional Equity Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Additional Equity Securities (which price shall be no greater than the price to be paid by, and the purchase terms not materially less favorable than those offered to, any other Person to purchase Additional Equity Securities).

10.2. Upon its receipt of the Pre-emptive Right Sale Notice, each holder of Preferred Stock shall have fifteen (15) days after receipt of the Pre-emptive Right Sale Notice in which to notify the Corporation by delivering written notice (a "**Subscription Notice**") to the Corporation that such holder elects to purchase Additional Equity Securities upon the same terms and conditions set forth in the Pre-emptive Right Sale Notice. Holders shall have the right to elect to purchase up to that portion of such Additional Equity Securities which equals the proportion that the number of shares of Preferred Stock held by such holder bears to the total number of Shares then outstanding, as calculated by treating all Preferred Stock on an as-converted to Common Stock basis.

10.3. In the event that a Subscription Notice is timely delivered to the Corporation in accordance with Section 10.2, the Corporation shall be obligated to sell to such holder its pro rata share of such Additional Equity Securities at the time of the sale of Additional Equity Securities to other Persons, but in no event later than sixty (60) days following the delivery by the Corporation to the holders of the Pre-emptive Right Sale Notice.

10.4. In the event that any holder of Preferred Stock (a "**Non-Purchasing Holder**") fails to elect within the fifteen (15) day period set forth in Section 10.2 to purchase all of its pro rata share of Additional Equity Securities, the Corporation shall within two (2) Business Days following the expiration of such aforementioned period send written notice thereof to all holders of Preferred Stock that timely delivered a Subscription Notice (each, a "**Participating Holder**"). Each Participating Holder may within five (5) Business Days from the date it receives the aforementioned notice from the Corporation elect to purchase a pro rata portion of the Non- Purchasing Holder's portion of Additional Equity Securities (based on the proportion that the number of shares of Preferred Stock held by such Participating Holder (on the date of the Pre-emptive Right Sale Notice) bears to the total number of shares of Preferred Stock held by all Participating Holders (on the date of the Pre-emptive Right Sale Notice) electing to purchase a pro rata portion of the Additional Equity Securities offered for purchase to such Non-Purchasing Holder).

10.5. To the extent that any Additional Equity Securities are not subscribed for by the holders of Preferred Stock pursuant to the above procedures, the Corporation shall be entitled to sell any such unsubscribed Additional Equity Securities to any Person; provided, that the sale price for such Additional Equity Securities shall not be lower than the price contained in the Pre-emptive Right Sale Notice and that the purchase terms and conditions of the transaction are not materially more favorable to such Person than those offered to the holders and described in the Pre-emptive Right Sale Notice.

10.6.   If any holder of Preferred Stock exercises its pre-emptive right as set forth herein, the Corporation shall set the time for closing in connection with the purchase of such Additional Equity Securities by such holder(s), which closing shall be at the principal office of the Corporation and held within sixty (60) days after the Subscription Notice is first received by the Corporation, but not earlier than the date of closing, if any, set forth in the Pre-emptive Right Sale Notice.

Section 11.   Adjustments.

11.1.   Adjustment for Corporate Actions. If the Corporation shall at any time or from time to time after the issuance of the Series A-2 Preferred Stock (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to this Series A-2 Preferred Stock), (b) effect a subdivision of the outstanding Common Stock into a larger number of shares (including by way of a stock split), (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, then the Conversion Price then in effect immediately before such action shall be multiplied by a fraction, of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 11.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

11.2.   Pro Rata Distributions. If the Corporation, at any time while Series A-2 Preferred Stock is outstanding, shall distribute to all holders of Common Stock (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction, of which the denominator shall be the closing sale price of the Common Stock determined as of the record date mentioned above, and of which the numerator shall be such closing sale price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board in good faith. In either case, the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

11.3.   Subsequent Equity Sales. If the Corporation at any time while Series A-2 Preferred Stock is outstanding, shall sell or grant any option to purchase or otherwise dispose of or issue any Additional Equity Securities entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Conversion Price (such issuances individually and collectively, a "**Dilutive Issuance**"), as adjusted hereunder (if the holder of the Additional Equity Securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price), then, the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Additional Equity Securities which the aggregate consideration received or receivable by the Corporation in connection with such Dilutive Issuance would purchase at the then effective Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Additional Equity Securities so issued or issuable in connection with the Dilutive Issuance. Such adjustment shall be made whenever such Additional Equity Securities are issued, but no adjustment will be made in respect of an Excluded Issuance.

11.4. <u>Calculations</u>. All calculations under this Section 11 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the description of any such shares of Common Stock shall be considered on issue or sale of Common Stock. For purposes of this Section 11, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

11.5. <u>Notice to Holders</u>. Whenever the Conversion Price is adjusted pursuant to any of this Section 11, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth in reasonable detail the facts requiring such adjustment. If the Corporation issues a variable rate security, the Corporation shall be deemed to have issued Additional Equity Securities at the lowest possible conversion or exercise price at which such securities may be converted or exercised

11.6. <u>Excluded Issuance</u>. Notwithstanding the foregoing, no adjustment will be made under this Section 11 in respect of an Excluded Issuance.

Section 12. <u>Notices of Record Date</u>. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or any other right, the Corporation shall provide each Holder, at least ten (10) days prior to the date specified therein, notice in accordance with Section 13 specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

Section 13. <u>Other Notices</u>. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 13).

Section 14. <u>Waiver</u>. The holders of at least a majority of the outstanding shares of Series A-2 Preferred Stock, voting as one class, may also amend and waive compliance with any provision of this Certificate of Designation.

Section 15. <u>No Sinking Fund</u>. No sinking fund shall be created for the redemption or purchase of Shares of the Series A-2 Preferred Stock.

Section 16. <u>Transfer Taxes</u>. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any initial issuance or delivery of the Series A-2 Preferred Stock or certificates representing such Shares, if any. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of Shares in a name other than that in which the Shares were registered, or in respect of any payment to any Person other than a payment to the initial registered holder thereof.

Section 17. <u>Other Rights</u>. The Shares of Series A-2 Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series A-2 Preferred Stock to be signed by its authorized signatory this ____ day of _____, 2017.

20/20 GENESYSTEMS, INC.

By:_____

Name:

Title: